UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 7 to

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

03236M101

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

With Copies to:

Jonathan Kellner

Shearman & Sterling LLP

Avenida Brigadeiro Faria Lima, 3400 – 17° andar

Jardim Paulistano - 04538-132 São Paulo – SP

Tel. No.: +55 11 3702.2210

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 9, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,725,122*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,725,122*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,725,122*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.12%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,725,122*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,725,122*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,725,122*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.12%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,725,122*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,725,122*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,725,122*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.12%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 74,725,122*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 74,725,122*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,725,122*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 31.12%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

Note to Schedule 13D

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D, filed on July 28, 2015 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D, filed on July 30, 2015 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D, filed on September 23, 2015 (“Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D, filed on October 19, 2015 (“Amendment No. 6”, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

This Amendment No. 7 is being filed by the Reporting Persons to report a decrease in the percentage of Common Stock beneficially owned by the Reporting Persons resulting from an increase in the number of shares of Common Stock outstanding based on information contained in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

The Reporting Persons purchased the Common Stock for investment purposes.

On February 23, 2012, the Issuer, Maxwell and certain other investors entered into a Letter Agreement (the “Letter Agreement”) pursuant to which, among other things, (i) Maxwell and certain other investors each have the right to designate a director to serve on the Issuer’s board of directors (the “Director Appointment Right”) and (ii) prior to an acquisition of the Issuer or the sale or exclusive license to a third party of substantially all the assets of the Issuer, Maxwell and certain of the other investors have certain rights to invest in existing and future joint ventures established by the Issuer and a right of first investment in certain future transactions involving the sale of the Issuer’s securities or other capital raising efforts by the Issuer (the “Investment Rights”). Maxwell’s Director Appointment Right and Investment Rights expire if Maxwell holds less than 2,595,155 shares of Common Stock (subject to proportionate adjustment in the event of stock splits, combinations, dividends, recapitalizations and the like occurring after February 23, 2012). On May 10, 2016, the Issuer and Maxwell entered into a Consent and Waiver Agreement (the “Consent and Waiver Agreement”) pursuant to which, among other things, Maxwell waived until the Termination Date (as defined in the Consent and Waiver Agreement) its right of first investment in certain future transactions involving the sale of the Issuer’s securities or other capital raising efforts by the Issuer.

On June 4, 2012, Dr. Nam-Hai Chua, who had been designated by Maxwell to serve on the Issuer’s board of directors pursuant to Maxwell’s Director Appointment Right, was appointed by the Issuer’s board of directors to the Issuer’s board of directors. On June 7, 2015, Dr. Chua resigned from the Issuer’s board of directors and Maxwell designated Abraham (Bram) Klaeijsen to serve on the Issuer’s board of directors pursuant to Maxwell’s Director Appointment Right.

The summary of the Letter Agreement, the Director Appointment Right, the Investment Rights and the Consent and Waiver Agreement described in this Item 4 is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement and the Consent and Waiver Agreement set forth in Exhibit 2 and Exhibit 23, respectively, and incorporated in this Item 4 by reference.

The summary of the Exchange Agreement set forth in Item 3 is incorporated here by reference. Such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Exchange Agreement, which is set forth in Exhibit 16 and is incorporated in this Item 4 by reference.

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer, or suggest or take a position with respect to the management, operations or capital structure of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with the Issuer’s management, stockholders and third parties regarding the corporate governance, financial condition, business operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same.

Any of the foregoing actions may be effected at any time or from time to time subject to applicable laws. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals of the type referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of August 16, 2016, Maxwell is the direct beneficial owner of 69,592,216 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and the 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

As of August 16, 2016, Maxwell is the direct beneficial owner and deemed beneficial owner of 74,725,122 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of August 16, 2016 (as set forth in the prior paragraph) by (ii) 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 74,725,122 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 74,725,122 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 74,725,122 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) On December 11, 2015, Maxwell exercised the Funding Warrant and acquired 12,700,244 shares of Common Stock for $0.01 per share. As previously disclosed in Amendment No. 6, as of October 14, 2015, Maxwell was deemed to be the direct beneficial owner of the 12,700,244 shares of Common Stock issuable upon exercise of the Funding Warrant.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to replace the first paragraph with the following:

The summary of the Letter Agreement, the Director Appointment Right, the Investment Rights and the Consent and Waiver Agreement set forth in Item 4 is incorporated here by reference. Such summary is generalized, does not purport to be complete and, as such, is qualified in its entirety by the Letter Agreement and the Consent and Waiver Agreement set forth in Exhibit 2 and Exhibit 23, respectively, and incorporated in this Item 6 by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Information regarding the Instruction C persons.

2	Letter Agreement, dated February 23, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(1)

3	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(2)

4	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(3)

5	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(4)

6	Warrant to Purchase Stock, dated October 16, 2013, issued to Maxwell (Mauritius) Pte Ltd.(5)

7	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(6)

8	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(7)

9	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(8)

10	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(9)

11	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(10)

12	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(11)

13	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(12)

14	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors.(13)

15	Joint Filing Agreement.(14)

16	Exchange Agreement, dated July 26, 2015, by and between Amyris Inc., Maxwell (Mauritius) Pte Ltd and Total Energies Nouvelles Activités USA. (15)

17	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd. (16)

18	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd. (17)

19	Warrant to Purchase Stock, dated July 29, 2015, issued to Maxwell (Mauritius) Pte Ltd. (18)

20	Maturity Treatment Agreement, dated July 29, 2015 by and between Amyris Inc. and Maxwell (Mauritius) Pte Ltd. (19)

21	Voting Agreement, dated July 29, 2015 by and between Amyris, Inc. and Maxwell (Mauritius) Pte Ltd. (20)

22	Amendment No. 6 to Amended and Restated Investors’ Rights Agreement, dated July 29, 2015, by and among Amyris, Inc., Maxwell (Mauritius) Pte Ltd, and certain other investors. (21)

23	Consent and Waiver Agreement, dated as of May 10, 2016, by and between Amyris, Inc. and Maxwell (Mauritius) Pte Ltd.

(1)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2012 filed with the Securities and Exchange Commission on May 9, 2012.
(2)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(3)	Incorporated by reference to Exhibit 4.24 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(4)	Incorporated by reference to Exhibit 4.25 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(5)	Incorporated by reference to Exhibit 4.09 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.
(7)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.
(8)	Incorporated by reference to Exhibit 4.04 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 28, 2013.
(9)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended March 31, 2013 filed with the Securities and Exchange Commission on June 9, 2013.

(10)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(11)	Incorporated by reference to Exhibit 4.07 to the Issuer’s Form 10-K (No. 001-34885) for the year ended December 31, 2013 filed with the Securities and Exchange Commission on April 2, 2014.
(12)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended September 30, 2013 filed with the Securities and Exchange Commission on November 5, 2013.
(13)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2014 filed with the Securities and Exchange Commission on August 8, 2014.
(14)	Incorporated by reference to Exhibit 15 to the Schedule 13D (No. 005-85969) filed by Maxwell on November 25, 2014.
(15)	Incorporated by reference to Exhibit 16 to the Amendment No. 3 to Schedule 13D (No. 005-85969) filed by Maxwell on July 28, 2015.
(16)	Incorporated by reference to Exhibit 17 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(17)	Incorporated by reference to Exhibit 18 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(18)	Incorporated by reference to Exhibit 19 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(19)	Incorporated by reference to Exhibit 20 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(20)	Incorporated by reference to Exhibit 21 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.
(21)	Incorporated by reference to Exhibit 22 to the Amendment No. 4 to Schedule 13D (No. 005-85969) filed by Maxwell on July 30, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 1, 2016	TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

	By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

	By:	/s/ Ashraf Ramtoola
Name: Ashraf Ramtoola
Title: Director

MAXWELL (MAURITIUS) PTE LTD

	By:	/s/ Ashraf Ramtoola
Name: Ashraf Ramtoola
Title: Director